UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 388th MEETING OF THE BOARD OF DIRECTORS

HELD ON OCTOBER 30th, 2019

1.          DATE, TIME AND PLACE: At 4:00 p.m., on October 30th, 2019 in the headquarters of the Company, located at Rua Jorge de Figueiredo Correa, 1632 - parte - Jardim Professora Tarcília, ZIP code 13087-397 in the City of Campinas, State of São Paulo.

2.          CALL NOTICE: The meeting was called pursuant to Paragraph 3rd, Article 17 of the Bylaws of CPFL Energia.

3.          ATTENDANCE: All the members of the Board of Directors (“Board”), pursuant to Paragraph 7th, Article 17 of the Bylaws.

4.          PRESIDING BOARD: Chairman – Bo Wen and Secretary – Valter Matta.

5.          MATTER DISCUSSED AND RESOLUTION TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The Directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the item on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i) To recommend, in terms of Resolutions N. 2019300-E and 2019322-E, the favorable vote to its representatives in CPFL Energias Renováveis S.A.’s (“CPFL Renováveis”) deliberative bodies, regarding the call notice to a CPFL Renováveis’ Extraordinary Shareholders’ Meeting to deliberate about the Management Proposal to amend CPFL Renováveis’ Bylaws as follows:

(a) the exclusion of item “e” of article 10, item “L” of article 18, of paragraphs 1st,2nd and 4th of article 39, of article 40 and its paragraphs;

(b) the amendment of the wording of items “c” and “d” of article 10, of item “ac” of article 18, of article 39, of article 41 and of article 43, which shall become effective with the following wording: Article 10, c – resolve on the cancellation of the registration of public company before the CVM, in the event an offer promoted by the Company. Article 10, d – resolve on the delist of the “Novo Mercado” segment of B3, in the event an offer promoted by the Company. Article 18, ac – approving or not any public offering for acquisition of the shares issued by the Company, through a prior opinion, issued within up to fifteen (15) days from the publication of the invitation to bid of the public offering of shares, which shall address, at least (i) the convenience and opportunity of the public offering of shares with respect to the Company’s and (Chairman)

shareholders’ interest including price and potential liquidity impacts; (ii) the strategic plans disclosed by the offeror in relation to the Company; (iii) alternatives to acceptance of offer available to the market and (iv) other matters deemed appropriate by the Board of Directors, as well as information required by the applicable rules established by CVM. Article 39 – In the public offering for acquisition of shares, to be performed by the Controlling Shareholder or the Company, for cancellation of the registry of publicly-held company, the minimum price to be offered shall correspond to the fair price of the Company’s shares, in accordance with applicable legal and regulatory rules. Article 41 – In the event the Company has elected to delist from the “Novo Mercado” segment so that the securities issued by it are recorded for trading outside the “Novo Mercado” segment, or by virtue of corporate reorganization, in which the company resulting from this reorganization does not have its securities admitted for trading in the “Novo Mercado” segment within one hundred and twenty (120) days from the Shareholders’ Meeting that approved the operation, the Controlling Shareholder shall perform the public offering for the acquisition of the shares held by the other Company’s shareholders, at least, by the fair price in accordance with Novo Mercado regulations. Article 43 – The delist of the Company from the “Novo Mercado” segment due to breach of the obligations set forth in the Novo Mercado Listing Regulation shall be subject to the performance of the public offering for acquisition of the shares under the same conditions provided for in Article 40.

(c) the renumbering of the Bylaws’ articles in order to reflect abovementioned changes and exclusions;

(d) the Bylaws’ consolidation.

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Hong Li, Mr. Yang Qu, Mr. Anselmo Henrique Seto Leal, Mr. Yumeng Zhao, Mr. Gustavo Estrella, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes and Mr. Valter Matta (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book

Campinas, October, 30th, 2019.

Bo Wen

(Chairman)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 8, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.